FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September & October 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule   12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: March 15, 2006	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

Exhibit Index:

Exhibit No.

Description

99.1

Amended Q1 Report for the Period ended October 31, 2003

99.2

Amended Q3 Report for the Period ended April 30, 2004

99.3

Amended Q4 Report for the Period ended July 31, 2004

99.4

Amended Q1 Transition Report for the Period ended October 31, 2004

99.5

Amended Q2 Transition Report for the Period ended December 31, 2004

99.6

Amended Q2 Report for the Period ended January 31, 2005

99.7

Amended Q1 Report for the Period ended March 31, 2005

99.8

Amended Q2 Report for the Period ended June 30, 2005

1.9

Amended Q3 Report for the Period ended September 30, 2005